Filed by: Kraft Foods Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kraft Foods Group, Inc.

Commission File No.: 001-35491

Form S-4 File No.: 333-203364

New Senior Leadership Team Announced for The Kraft Heinz Company

Monday, June 29, 2015

PITTSBURGH, Pa. and NORTHFIELD, Ill. – Today’s announcement of The Kraft Heinz Company’s senior leadership team marks another major milestone in the soon-to-be-completed merger.

“Our new leadership team represents the best of the best in business with proven track records for delivering results,” said Bernardo Hees, future CEO of the proposed Kraft Heinz Company. “I am thrilled that this world-class group of executives will join me to further strengthen our iconic brands with our industry-leading go-to-market strategies, innovation pipeline, and global infrastructure.”

Effective upon the close of the merger transaction, The Kraft Heinz Company senior leadership team is:

Paulo Basilio is appointed EVP and Chief Financial Officer. Mr. Basilio joined Heinz in June 2013 as Chief Financial Officer. He is responsible for all the finance functions and the investor relations area.

Matt Hill is appointed Zone President of Europe. Mr. Hill has been Zone President of Heinz Europe since June 2013. Prior to his current appointment, Mr. Hill was President of Heinz UK & Ireland. Mr. Hill joined Heinz in 2010 as Chief Marketing Officer for Heinz UK.

Emin Mammadov is appointed Zone President of Russia, India and Middle East, Turkey & Africa. Mr. Mammadov joined Heinz in 2006 as Marketing Director for Heinz Russia and has been President of RIMEA since 2013.

Michael Mullen is appointed SVP of Corporate and Government Affairs. He will be responsible for leading internal and external communications, CSR and government affairs. He will also have responsibility for the Company Foundation, real estate and facilities. Mr. Mullen joined Heinz in 1998.

Eduardo Pelleissone is appointed EVP of Global Operations. In this role, Mr. Pelleissone will have direct accountability for the Company’s supply chain, quality, procurement and operations functions in North America and globally. Mr. Pelleissone joined Heinz in July 2013 as Head of Operations.

Marcos Romaneiro is appointed Zone President of Asia Pacific. Mr. Romaneiro has been Zone president of Heinz Asia Pacific since June 2014. Mr. Romaneiro joined Heinz in 2013 as SVP Global Finance.

Francisco Sa is appointed Zone President of Latin America. Mr. Sa joined Heinz in June 2014 as Zone President of Heinz Latin America. Mr. Sa served as Zone President for AB InBev’s Latin America South business from 2012 to 2014.

Jim Savina is promoted to SVP, General Counsel and Corporate Secretary. Mr. Savina joined Kraft in 2013, serving in legal leadership positions and as Chief Compliance Officer. In his new role, Mr. Savina will lead the Company’s legal function, including corporate governance & securities, transactions, regulatory, intellectual property, litigation and labor & employment.

Melissa Werneck is appointed SVP Global Human Resources, Performance and IT. Ms. Werneck joined Heinz in July of 2013 and led Heinz’s talent development and the Integrated Management System, which includes the Management by Objectives (MBO) Program.

George Zoghbi is appointed Chief Operating Officer of U.S. commercial business. In his role, Mr. Zoghbi will lead the Company’s more than $19 billion U.S. business comprised of five commercial business units. Mr. Zoghbi has been COO at Kraft since February 2015. Mr. Zoghbi joined Kraft in 2007 as Vice President and Area Director of Australia and New Zealand.

Given the size of the combined business, Canada will now become a stand-alone Zone reporting directly to Bernardo Hees. The President of Canada will be announced in August. Chris Kempczinski will remain with the Company until September to assist the Kraft Canadian and Overseas Business transition. Chris will assist with the integration in Canada, and support the roll-out of Kraft brands outside North America. Most recently, Chris was EVP, Growth and President, International.

As part of Bernardo Hees’ extended leadership team, the following will report to Mr. Zoghbi, head of the U.S. commercial business:

Eduardo Luz is appointed President of the U.S. Ketchup, Condiments, Sauces, Dressings and Frozen business. This includes the entire Kraft and Heinz U.S. condiments and frozen portfolio. Mr. Luz joined Heinz in June 2013 and was rapidly promoted to serve as Zone President of Heinz North America.

Joe Fragnito is promoted to President of the U.S. Beverages & Snack Nuts business. Mr. Fragnito joined Kraft in 2000 and most recently was VP of Marketing for Meal Combinations, including Lunchables.

Howard Friedman is appointed President of the U.S. Cheese & Dairy business. Mr. Friedman joined Kraft in 1997 and most recently served as President of Kraft’s U.S. Cheese & Dairy division. Previously he was a President in the Kraft Sales organization.

Mark Magnesen is appointed President of the U.S. Meat business. Mr. Magnesen joined Kraft in 1991 and most recently served as President of the Oscar Mayer division, which includes management of Oscar Mayer and Lunchables.

Tom Lopez is promoted to President of the U.S. Meal Solutions & Desserts business. Mr. Lopez joined Kraft in 1999 and most recently was VP of Marketing for Refreshment Beverages.

David Toy is promoted to President of U.S. Foodservice. Mr. Toy joined Heinz in 2008 in the Finance/IT area. Most recently Mr. Toy served as Managing Director of Heinz’s North American Foodservice business.

Sergio Nahuz is promoted to Head of U.S. Sales. Mr. Nahuz joined Heinz in July 2013 as CFO of Heinz Europe and most recently served as Managing Director of Heinz’s U.S. Consumer Products business.

Andre Maciel is promoted to head of U.S. Commercial Finance including U.S. Budget and Business Planning (BBP), Zero Based Budgeting (ZBB) and Revenue Management. Mr. Maciel joined Heinz in 2013 as the global leader of BBP and Revenue Management. Andre will report dotted-line to Paulo Basilio, CFO.

Nina Barton is promoted to SVP of Marketing Innovation, Research and Development. Ms. Barton joined Kraft in 2011 and most recently was VP of Marketing for Coffee.

The following individuals will remain with the Company for a transition period:

Diane Johnson May, EVP of Human Resources at Kraft, will leave in December after 35 years with the Company. From now until December, Ms. Johnson May has agreed to work full-time as a close advisor to Bernardo Hees and Melissa Werneck.

Tom Corley, EVP, U.S. Sales at Kraft, will work with Sergio Nahuz, Head of U.S. Sales during a transition period until November.

The Company also announced the departures of the following Kraft executives either upon completion of the merger or within 30 days: James Kehoe, EVP and Chief Financial Officer; Kim K. Rucker, EVP, Corporate & Legal Affairs, General Counsel and Corporate Secretary; Robert Gorski, EVP, Integrated Supply Chain; Jane Hilk, Chief Marketing Officer and President, Beverages & Snack Nuts; Dave Ciesinski, President of Meal Solutions; Fred Paglia, President, Foodservice and U.S. Growth Channels. As previously communicated, Chuck Davis, EVP, Research, Development, Quality and Innovation, will also be leaving the organization.

“I sincerely thank these committed executives for their leadership and numerous contributions to Kraft, and I wish them all the best in the future,” said Bernardo Hees.

ABOUT HEINZ

H.J. Heinz Company, offering “Good Food Every Day”™ is one of the world’s leading marketers and producers of healthy, convenient and affordable foods specializing in ketchup, sauces, meals, soups, snacks and infant nutrition. Heinz provides superior quality, taste and nutrition for all eating occasions whether in the home, restaurants, the office or “on-the-go.” Heinz is a global family of leading branded products, including Heinz® Ketchup, sauces, soups, beans, pasta and infant foods (representing over one third of Heinz’s total sales), Ore-Ida® potato products, Weight Watchers® Smart Ones® entrées, T.G.I. Friday’s® snacks, and Plasmon infant nutrition. Heinz is famous for its iconic brands on six continents, showcased by Heinz® Ketchup, The World’s Favorite Ketchup®.

ABOUT KRAFT FOODS GROUP

Kraft Foods Group, Inc. (NASDAQ: KRFT) is one of North America’s largest consumer packaged food and beverage companies, with annual revenues of more than $18 billion. The company’s iconic brands include Kraft, Capri Sun, Jell-O, Kool-Aid, Lunchables, Maxwell House, Oscar Mayer, Philadelphia, Planters and Velveeta. Kraft’s 22,000 employees in the U.S. and Canada have a passion for making the foods and beverages people love. Kraft is a member of the Standard & Poor’s 500 and the NASDAQ-100 indices. For more information, visit www.kraftfoodsgroup.com and www.facebook.com/kraft.

Forward-Looking Statements

Certain of the matters discussed in this release constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “will,” “access,” “focus,” “deliver,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed merger.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that Kraft shareholders may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Kraft’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Kraft and Heinz to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond our control. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this communication, except as required by applicable law or regulation.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Kraft and Heinz. In connection with the proposed transaction, Heinz filed a registration statement on Form S-4, containing a proxy statement/prospectus (as amended, the “S-4”) with the Securities and Exchange Commission (“SEC”). The registration statement was declared effective by the SEC on June 2, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Kraft. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Heinz or Kraft has filed with the SEC or sent to shareholders in connection with the proposed transaction. SHAREHOLDERS OF KRAFT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Kraft will be made available free of charge on Kraft’s website at http://www.kraftfoodsgroup.com/. Copies of documents filed with the SEC by Heinz will be made available free of charge on Heinz’s website at http://www.heinz.com/.

Participants in Solicitation

Kraft and its directors and executive officers, and Heinz and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Kraft common stock in respect of the proposed transaction. Information about the directors and executive officers of Kraft is set forth in the proxy statement for Kraft’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Heinz is set forth in the definitive proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Contact:

H.J. Heinz Company

Michael Mullen

Senior Vice President of Corporate & Government Affairs

+1 (412) 456-5751

michael.mullen@us.hjheinz.com

Kraft Foods Group

Christopher Jakubik, CFA

(investors)

+1 (847) 646-5494

ir@kraftfoods.com